
The price of greatness is responsibility.
- Winston S. Churchhill

Rory Fulcher · 3rd

Senior Account Manager at Data Axle (fka Infogroup ~ InfoUSA)

Omaha, Nebraska, United States · Contact info

500+ connections

Data Axle

Iowa State University

Experience

Senior Account Manager
Data Axle
Jan 2005 – Present · 17 yrs
Papillion, NE

Education

Iowa State University
Marketing/Marketing Management, General
2002 – 2005
Activities and Societies: - Interfraternity Council - Cyclone Aide - Lambda Chi Alpha